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                                                                   EXHIBIT 23.2



                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated March 10, 1995 included in Striker Industries, Inc.'s form 10-KSB for the year ended December 31, 1994, and to all references to our Firm included in this registration statement whereby Striker Industries, Inc. is registering 4,000,000 shares of common stock on Form S-8. Reference is made to said report which includes an additional paragraph referring to Notes 1, 6, 7, 12, 13 and 14 to the financial statements describing certain transactions with several international investors which were shareholders and creditors of the Company and thus related parties to the Company. Many of these transactions were conducted through foreign partnership or corporate-type entities. The effect of certain of these transactions was to increase net income for the year ending December 31, 1994, by approximately $2,600,000 more than it would have been had these transactions not occurred. The additional paragraph also discusses operating losses incurred by the Company of $1,631,000 and $2,425,000 during the years ended 1994 and 1993, respectively, and that the financial statements referred to above were prepared based on the assumption that the Company will continue operations. Managment had implemented an operational realignment as more fully discussed in
Note 1 to the financial statements referred to above and had obtained an agreement from an officer/shareholder and an international investor to provide up to $3,000,000, if necessary, to allow the Company to continue its normal operations.


/s/ ARTHUR ANDERSEN LLP


Houston, Texas
January 30, 1996